Exhibit 19.1

Global Insider Trading Compliance Policy
Global Policy	Revised July 2026

OSI Systems, Inc., its divisions, and subsidiaries (collectively, “OSI”) are committed to maintaining the highest ethical standards and complying with all applicable securities laws and regulations. OSI strictly prohibits trading in OSI or other securities while in possession of Material Non-Public Information.

Objective

This Policy’s objective is to ensure fair and ethical trading practices, comply with all applicable securities laws and regulations, protect the integrity of the securities markets, and prevent the misuse or improper disclosure of Material Non-Public Information (MNPI).

Scope

This Policy applies to all directors, employees, contractors, and part-time and temporary workers of OSI Systems and its global subsidiaries. Individuals subject to this Policy are responsible for ensuring compliance with respect to transactions in Company Securities that they directly or indirectly control, influence, direct, or beneficially own, including transactions conducted through trusts, controlled entities, joint accounts, or other accounts or arrangements attributable to them.

Your Responsibilities

You are responsible for ensuring that your actions comply with all applicable securities laws, regulations, and this Policy. Violations of law, regulation, or Policy may result in serious consequences, including civil and criminal penalties, fines, imprisonment, and disciplinary action by OSI, up to and including termination. If you are unsure about something, reach out to the Compliance Officer. We’re available to help you make the right decision and avoid unintended violations.

Guidance at a Glance

1.	Seek guidance early. If you are unsure whether information is material or whether a transaction is permissible, consult with the Compliance Officer before acting;
2.	Protect sensitive information. Be mindful of how and where OSI information is discussed and avoid sharing sensitive information in public spaces or with individuals who do not have a business need to know; and
3.	Be mindful of timing and perception. Even when trading is permitted, consider how transactions may appear to others and avoid activity that could create the appearance of improper use of information.

Policy Requirements for Everyone

1.	Comply with All Applicable Securities Laws and Regulations: You are personally responsible for complying with all applicable securities laws and this Policy. Lack of awareness or intent does not excuse a violation;
2.	Do Not Trade While in Possession of MNPI: You must not buy, sell, or otherwise transact in Company Securities while in possession of MNPI. This restriction includes trading directly, through others, or through any controlled account;
3.	Protect OSI’s MNPI: You must maintain the confidentiality of OSI’s MNPI and use such information only for legitimate business purposes, not for personal gain;
4.	No Tipping: You must not share MNPI with others or recommend that another person buy, sell, or hold Company securities while you are aware of such information.
5.	Protect MNPI Belonging to Other Companies: You must not trade in the securities of any other company while in possession of MNPI about that company obtained through your work with OSI. You must also protect such information and not disclose it to others except as required for legitimate business purposes;
6.	Report Potential Violations: Promptly report known or suspected violations of this Policy or applicable securities laws through available reporting channels;
7.	Complete All Required Training & Acknowledgments: Promptly complete all required insider trading training, policy acknowledgments, and related compliance activities. Failure to complete required training or acknowledgments may result in appropriate corrective action;
8.	Follow Communication Restrictions: You must not discuss or disclose OSI information to external parties, including the media and analysts, unless you are explicitly authorized to do so;
9.	Comply with Blackout Periods: You must not trade in Company Securities during any Blackout Period unless an exception has been explicitly approved in writing by the Compliance Officer;
10.	No Prohibited Transactions: You must not engage in speculative or high-risk transactions involving Company Securities, including: hedging or short selling Company Securities, trading in options, derivatives, or other related instruments, and transacting Company Securities on margin (except as permitted for approved transactions such as cashless exercise of employee stock options). Review OSI’s Corporate Governance Guidelines for more information about OSI’s prohibitions related to Hedging and Pledging; and
11.	Ensure Compliance by Household Members & Family Members: You are responsible for ensuring that members of your household and family members understand the rules regarding insider trading and comply with this Policy, including Scheduled Blackout Periods and Special Blackout Periods.

Material Information

Information is considered material if a reasonable investor would view it as important when deciding whether to buy, sell, or hold securities, or if it would likely affect the Company’s stock price if disclosed. Examples include financial results, major contracts, mergers or acquisitions, changes in senior management, significant litigation, and key product or regulatory developments. If you are unsure whether information is material or non-public, consult with the Compliance Officer.

Non-Public Information

Non-Public Information is information that members of the investing public may not generally be able to access. Even after information is disclosed to the general public or the market, such information still may be considered non-public until it has been widely disseminated (such as through a press release or a filing with the Securities and Exchange Commission) and the market has had sufficient time to absorb and respond to such information. For this reason, trading may not resume until at least two full trading days have passed after such disclosures have been made.

Identification of Designated Insiders

To support compliance with applicable securities laws, regulations, and this Policy, OSI has identified specific individuals (collectively “Designated Insiders”) who must follow additional pre-clearance procedures and comply with additional trading restrictions. Designated Insiders include Members of the Company’s Board of Directors, Section 16 Officers (those Company employees designated as Section 16 officers in writing by the Board of Directors), and any other person designated by the Compliance Officer in writing, after consultation with the General Counsel and Chief Financial Officer.

Additional Policy Requirements for Designated Insiders

In addition to all other requirements established in this Policy on page 2, Designated Insiders must also comply with the following additional policy requirements:

1.	Obtain Pre‑Clearance Before Trading: Following the requirements established in the Global Insider Trading Compliance Procedure, Designated Insiders must not initiate or instruct any transaction in Company Securities unless and until written pre‑clearance approval has been obtained from the Compliance Officer. Once granted, pre‑clearance approval is valid only through the end of the fifth trading day following approval, unless otherwise specified by the Compliance Officer;
2.	Report Completed Trades: Designated Insiders must provide written confirmation to the Compliance Officer within two trading days following the completion of any approved transaction in Company Securities;
3.	File Required Securities Reports: Certain Designated Insiders, including Directors and Section 16 Officers, must comply with applicable securities reporting obligations under law. OSI may, at its discretion, provide administrative support for completing and filing such reports; and
4.	Adhere to 10b5-1 Plan Requirements (if applicable): Any 10b5-1 trading plan must be established and executed in accordance with Policy requirements, including timing restrictions, pre-clearance, and compliance with applicable law.

Blackout Periods

To comply with applicable securities laws, regulations, and this Policy, you must not buy, sell, transfer, or otherwise trade in Company Securities during a blackout period unless explicitly approved in writing by the Compliance Officer. However, even outside of a blackout period, you are prohibited from trading at any time you possess MNPI.

Scheduled Blackout Periods

OSI has four recurring blackout periods aligned with its fiscal quarters. These blackout periods begin on the 16th day of the final month of each quarter (March, June, September, and December) and end after two full trading days following the public release of earnings. If earnings are released after trading begins, the blackout period ends after two full trading days, starting from the next trading day.

Special Blackout Periods

OSI may impose additional blackout periods for all or certain employees, as communicated by the Compliance Officer or another authorized officer. Individuals subject to a special blackout period must not disclose its existence to anyone else and must treat the fact that the special blackout period exists as MNPI.

10b5-1 Trading Plans

Eligible directors and employees may wish to establish a 10b5-1 Trading Plan under which transactions in Company Securities may take place during a Blackout Period. However, the 10b5-1 Trading Plan may only be established during a non-Blackout Period and when the individual is not in possession of any MNPI about OSI. All modifications to a 10b5-1 Trading Plan, including termination before its natural expiration, are trading decisions subject to the pre-clearance procedures outlined above for Designated Insiders. Plan transactions that comply with a pre-approved trading plan will not require further pre-clearance at the time of the transaction. If you wish to establish a 10b5-1 Trading Plan, contact the Compliance Officer for approval.

Enforcement

The Compliance Officer is responsible for administering this Policy, overseeing pre-clearance activities, supporting employee training and awareness efforts, and overseeing investigations of suspected violations. This Policy is strictly enforced by OSI. Violations will be investigated and may result in disciplinary action, up to and including termination of employment with OSI. Additionally, violations of securities laws or regulations may expose individuals to civil and criminal penalties, including fines and imprisonment. OSI may take appropriate action to cooperate with regulatory authorities, where required.

Definitions

Material Information: Information that a reasonable investor would consider important when deciding whether to buy, sell, or hold a security, or information that would likely affect the market price of a security if disclosed publicly.

Non-Public Information: Information that has not been broadly disseminated to the investing public. Information may remain non-public even after initial public disclosure until sufficient time has passed for the market to absorb and evaluate the information.

Material Non-Public Information (MNPI): Information that is both Material Information and Non-Public Information.

Designated Insider: An individual designated by OSI as subject to additional insider trading restrictions, including pre-clearance requirements and other obligations established under this Policy and the Global Insider Trading Compliance Procedure.

Company Securities: Any security issued by OSI Systems, including common stock, stock options, restricted stock units, warrants, debt securities, and any derivative or other financial instrument tied to the value a security issued by OSI Systems.

Compliance Officer: For purposes of the Policy, the company’s highest ranking compliance officer shall serve as the Compliance Officer.

Household Member: Any person who resides in the same household as the individual employee, excluding landlords and tenants.

Family Member: Any spouse, domestic partner, child, parent, sibling, grandparent, grandchild, parent-in-law, sibling-in-law, child-in-law, or other relative of the individual employee.

To report potential misconduct or unethical conduct, speak to your manager or a member of the Human Resources team. You may also file a report with the OSI Ethics Hotline at: http://osiethicshotline.com/

Policy Information

Policy Owner OSI’s Compliance Department	Initial Publication Date September 3, 2019 Review Cycle Annual

Scope

This Policy applies to all directors, employees, contractors, and part-time and temporary workers of OSI Systems and its global subsidiaries. Individuals subject to this Policy are responsible for ensuring compliance with respect to transactions in Company Securities that they directly or indirectly control, influence, direct, or beneficially own, including transactions conducted through trusts, controlled entities, joint accounts, or other accounts or arrangements attributable to them.